Dated October 10, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-181164

Relating to Preliminary Prospectus Supplement

Dated October 9, 2014 to Prospectus Dated October 12, 2012

INLAND REAL ESTATE CORPORATION

6.95% Series B Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Inland Real Estate Corporation

Title of Shares:	6.95% Series B Cumulative Redeemable Preferred Stock

Number of Shares:	4,000,000 shares

Overallotment Option:	None.

Maturity:

Perpetual (unless redeemed by the Issuer on or after October 16, 2019 or redeemed by the Issuer pursuant to its special optional redemption right or converted by an investor in connection with certain changes of control)

Trade Date:	October 10, 2014

Settlement Date:	October 16, 2014 (T+3)

Dividend Rate:	6.95% per annum of the $25.00 per share liquidation preference (equivalent to approximately $1.7375 per annum per share)

Dividend Payment Dates:

Dividends on the Series B Preferred Stock are payable monthly in equal amounts in arrears on the 15th day of each month. Dividends accumulate on a daily basis and are cumulative from, and including, the immediately preceding dividend payment date, to, but not including, the next succeeding dividend payment date or redemption date, as applicable. The first dividend payment date for the shares of Series B Preferred Stock sold in this offering will be November 17, 2014 because November 15, 2014 is a Saturday, and the dividend payable on that date will be in the amount of $0.139965278 per share. The dividend payable on November 17, 2014 will be paid to the persons who are the holders of record of the Series B Preferred Stock at the close of business on the corresponding record date, which will be November 3, 2014 because November 1, 2014 is a Saturday.

Optional Redemption:

The Issuer may not redeem the shares of Series B Preferred Stock prior to October 16, 2019, except as described below under ‘‘Special Optional Redemption’’ and in limited circumstances relating to the Issuer’s continuing qualification as a REIT. On and after October 16, 2019, upon no fewer than 30 days’ nor more than 60 days’ written notice, the Issuer may, at its option, redeem the shares of Series B Preferred

Stock, for cash, in whole or from time to time in part, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the shares of Series B Preferred Stock, for cash, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to shares of the Series B Preferred Stock (whether pursuant to its optional redemption right or its special optional redemption right), the holders of such shares of Series B Preferred Stock will not have the conversion right described below under ‘‘— Conversion Rights.’’

A ‘‘Change of Control’’ is when, after the first date of issuance of any shares of Series B Preferred Stock, the following have occurred and are continuing:

•                  the acquisition by any person, including any syndicate or group deemed to be a ‘‘person’’ under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•                  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or their equivalent, including ADRs representing such securities) listed on the NYSE, the NYSE MKT LLC or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT LLC or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of the Issuer’s election to redeem shares of Series B Preferred Stock) to convert some or all of the shares of Series B Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series B Preferred Stock to be converted equal to the lesser of:

•                  the quotient obtained by dividing (i) the sum of the $25.00 per share liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

• 4.9505 (the Share Cap), subject to certain adjustments

subject, in each case, to provisions for the receipt of alternative consideration as described in the prospectus supplement under ‘‘Description of the Series B Preferred Stock — Conversion Rights.’’

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of the Issuer’s common stock (or the equivalent of any alternative consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 19,802,000 shares of the Issuer’s common stock (or the equivalent of any alternative consideration, as applicable) (the ‘‘Exchange Cap’’). The Exchange Cap (i) shall be increased on a pro rata basis with respect to any additional shares of Series B Preferred Stock designated and authorized for issuance pursuant to any subsequent articles supplementary and (ii) is subject to pro rata adjustments for any Stock Splits on the same basis as the corresponding adjustment to the Share Cap. If the Common Stock Price is less than $5.05 (which is approximately 50% of the per-share closing sale price of the Issuer’s common stock on October 9, 2014), subject to adjustment, holders of the Series B Preferred Stock will receive a maximum of 4.9505 shares of the Issuer’s common stock per share of Series B Preferred Stock, which may result in a holder’s receiving value that is less than the liquidation preference of the Series B Preferred Stock.

If the Issuer has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right on and after October 16, 2019, holders of Series B Preferred Stock will not have any right to convert shares of Series B Preferred Stock in connection with the Change of Control Conversion Right and any shares of Series B Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions of ‘‘Change of Control Conversion Right,’’ ‘‘Change of Control Conversion Date’’ and ‘‘Common Stock Price’’ and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see ‘‘Description of the Series B Preferred Stock — Conversion Rights’’ in the prospectus supplement.

Except as provided above in connection with a Change of Control, the shares of Series B Preferred Stock are not convertible into or exchangeable for any other securities or property.

Transfer Agent, Registrar and Dividend Paying Agent:	Registrar & Transfer Company

Yield:	6.95%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses) to Issuer:	Approximately $96,850,000

Listing / Symbol:	NYSE / “IRCPrB”

CUSIP / ISIN:	457461 507 / US4574615070

Sole Book-Running Manager:	Wells Fargo Securities, LLC

Co-Manager:	BMO Capital Markets Corp.

The Issuer has filed a registration statement (including a prospectus dated October 12, 2012 and a preliminary prospectus supplement dated October 9, 2014) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897.